TERAWULF INC.

9 Federal Street

Easton, Maryland 21601

March 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Office of Crypto Assets

Re:	TeraWulf Inc. Amendment No. 3 to Registration Statement on Form S-3 Filed March 8, 2024 File No. 333-274788

Ladies and Gentlemen:

On behalf of TeraWulf Inc. (the “Company”), I am pleased to submit this letter in response to the written comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) received on March 19, 2024 (the “Comment Letter”) to the above-referenced Amendment No. 3 to Registration Statement on Form S-3 filed with the Commission by the Company on March 8, 2024 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, has filed with the Commission an amendment to the Registration Statement, which reflects these revisions (“Amendment No. 4”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 4 of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-3

General

1.	We note that in this amendment, the aggregate amount of common shares being offered does not reconcile with the amount reflected in your fee table. Please reconcile.

In response to the Staff’s comment, the Company has revised the aggregate amount of common shares being offered listed in the fee table on Exhibit 107 to match the 45,771,303 listed in the prospectus.

2.	Please revise the table headed "Cost of mining - Analysis of costs to mine one bitcoin" at pages 7 – 8 to account for your mining equipment depreciation expenses in recent periods, consistent with your revised narrative disclosures regarding the same in response to comment 1.

In response to the Staff’s comment, the Company has revised its disclosure in the table headed “Cost of mining - Analysis of costs to mine one bitcoin" on pages 7 – 8.

Please contact me at (646) 243-1873 if I can further assist your review of the Amendment No. 4.

Very truly yours,

TERAWULF INC.

		By:	/s/ Stefanie Fleischmann
			Name:	Stefanie Fleischmann
			Title:	Chief Legal Officer

cc:	Lynwood E. Reinhardt, Reed Smith LLP
Anthony J. Marsico, Reed Smith LLP
Michael S. Lee, Reed Smith LLP